Exhibit 3.22

HYDROCHEM INDUSTRIAL SERVICES, INC.

November 16, 2006

Amendment to Bylaws

WHEREAS, the Board of Directors of the Corporation may amend the Corporation’s Bylaws pursuant to Section 1 of Article IX thereof, and

WHEREAS, a proposed amended Article IV of the Corporation’s Bylaws has been circulated to each director prior to this meeting; and

WHEREAS, this board desires to amend Article IV of the Bylaws in its entirety as proposed;

NOW THEREFORE, IT IS HEREBY RESOLVED, that Article IV of the Bylaws of the Corporation shall be and hereby is amended in its entirety as proposed; and

RESOLVED FURTHER; that a copy of such Article IV as amended in its entirety shall be filed as an Exhibit to the minutes of this meeting.